EXHIBIT 12.1

DIGITALGLOBE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK

DIVIDENDS

	Nine Months Ended September 30,	Year ended December 31,
	2016	2015	2014	2013	2012	2011
	(in millions, except ratios )
Earnings:
Income (loss) before income taxes	$62.7	$33.5	$25.4	$(105.8)	$65.9	$(46.0)
Add:
Fixed charges as adjusted	52.6	64.3	62.2	60.0	34.9	41.5
Amortization of capital interest (1)	12.2	16.2	15.6	15.6	13.4	13.2
Less:
Capitalized interest	(35.3)	(30.5)	(52.5)	(53.7)	(24.4)	(18.8)
Net loss (income) – noncontrolling interests	—	0.1	(0.3)	(0.5)	0.6	—
Earnings, as adjusted (A)	$92.2	$83.6	$50.4	$(84.4)	$90.4	$(10.1)
Fixed charges and preferred stock dividends:
Preferred dividend requirements	3.0	4.0	4.0	3.6	—	—
Ratio of income before provision for income taxes to net income from continuing operations	160%	138%	137%	—	—	—
Preferred dividend factor on pretax basis	4.8	5.5	5.5	3.6	—	—
Fixed charges:	$
Interest expense	$14.1	$29.3	$7.3	$3.8	$9.4	$21.9
Capitalized interest	35.3	30.5	52.5	53.7	24.4	18.8
Interest component of rental expense (2)	3.2	4.5	2.4	2.5	1.1	0.8
Fixed charges as adjusted (B)	$52.6	$64.3	$62.2	$60.0	$34.9	$41.5
Fixed charges (C)	$57.4	$69.8	$67.7	$63.6	$34.9	$41.5
Ratio of earnings to fixed charges as adjusted ((A) divided by (B)) (3)	1.8	1.3	—	—	2.6	—
Ratio of earnings to fixed charges inclusive of preferred stock dividends ((A) divided by (C)) (4)	1.6	1.2	—	—	2.6	—

(1)         Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs capitalized since 2004.

(2)         Fixed charges include one-third of rental expenses incurred under operating leases, which management believes is a reasonable approximation of the interest factor.

(3)         Earnings were inadequate to cover fixed charges as adjusted for the years ended December 31, 2014, 2013 and 2011.  The coverage deficiencies were $11.8 million, $144.4 million and $51.6 million, respectively.

(4)         Earnings were inadequate to cover fixed charges inclusive of preferred stock dividends for the years ended December 31, 2014, 2013 and 2011.  The coverage deficiencies were $17.3 million, $148.0 million and $51.6 million, respectively.

We computed the ratio of earnings to fixed charges inclusive of preferred stock dividends by dividing earnings, which consist of income (loss) before income taxes plus fixed charges and estimated amortization of capitalized interest less interest capitalized during the period and income (loss) attributable to non-controlling interest, by fixed charges, which consists of interest expense, capitalized interest, the estimated interest component of rental expense, and the preferred dividend factor on a pretax basis.